UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-16463
PEABODY INVESTMENTS CORP.
EMPLOYEE RETIREMENT ACCOUNT
Full title of the plan
PEABODY ENERGY CORPORATION
701 Market Street, St. Louis, Missouri 63101-1826

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Peabody Investments Corp.
Employee Retirement Account
Financial Statements and Supplemental Schedule
Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Defined Contribution Administrative Committee
We have audited the accompanying statements of net assets available for benefits of the Peabody Investments Corp. Employee Retirement Account (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
St. Louis, Missouri
June 25, 2008

Peabody Investments Corp.
Employee Retirement Account
Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
	(Dollars in thousands)
Assets:
Investments, at fair value:
Investments in mutual funds	$320,383	$318,844
Investment in common/collective trust	104,011	117,258
Investment in Peabody Energy Stock Fund	52,735	49,263
Investment in Patriot Coal Stock Fund	3,421	—
Participant notes receivable	15,596	17,205

Total investments	496,146	502,570

Receivables:
Employer contributions	4,622	10,178

Net assets, at fair value	500,768	512,748

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(787)	1,128

Net assets available for benefits	$499,981	$513,876

See accompanying notes.

Peabody Investments Corp.
Employee Retirement Account
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2007	2006
	(Dollars in thousands)
Additions:
Interest and dividends	$23,034	$24,035
Net realized and unrealized appreciation of investments	32,014	15,088

Net investment income	55,048	39,123

Contributions:
Employee	34,248	31,583
Employer	21,798	26,165
Rollover	1,457	3,338

Total contributions	57,503	61,086

Asset transfers from other plans	—	2,812

Total additions	112,551	103,021

Deductions:
Withdrawals by participants	(33,377)	(29,696)
Administrative expenses	(129)	(80)
Asset transfers out	(92,940)	—

Total deductions	(126,446)	(29,776)

Net increase (decrease) in net assets available for benefits	(13,895)	73,245
Net assets available for benefits at beginning of year	513,876	440,631

Net assets available for benefits at end of year	$499,981	$513,876

See accompanying notes.

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
1. Description of the Plan
The following description of the Peabody Investments Corp. (the Company) Employee Retirement Account (the Plan) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan’s provisions. The Company is a wholly-owned subsidiary of Peabody Energy Corporation (Peabody).
General
The Plan is a defined contribution plan and participation in the Plan is voluntary. All nonrepresented employees of the Company and certain of its participating subsidiary and affiliated companies (the Employer) are eligible for participation on the date of their employment or at any time afterward. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
On October 12, 2007, Peabody’s Board of Directors approved a spin-off of portions of its Eastern U.S. Mining operations business segment through a dividend of all outstanding shares of Patriot Coal Corporation (Patriot). Prior to the spin-off, Peabody received a private letter ruling on the tax-free nature of the transaction from the Internal Revenue Service (IRS). Patriot stock was distributed to the Peabody stockholders at a ratio of one share of Patriot stock for every 10 shares of Peabody stock held on the record date of October 22, 2007. Likewise, all Plan participants holding Peabody stock in their accounts at the close of business on the record date received similar pro rata distributions. In conjunction with the spin-off, the net assets and related participant account balances of Patriot were transferred from the Plan totaling $92.9 million.
Effective January 31, 2006, the net assets and related participant account balances of the salaried employees of the Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust (Big Ridge Plan) and the net assets and related participant account balances of Arclar Company, LLC 401(k) Plan and Trust (Arclar Plan) were transferred to the Plan totaling $2.8 million. Big Ridge, Inc. and Arclar Company, LLC are indirect, wholly-owned subsidiaries of the Company.
The Plan allows participants to invest in a selection of mutual funds, a common/collective trust and the Peabody Energy Stock Fund. All investments in the Plan are participant-directed.

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
1. Description of the Plan (continued)
Contributions
Each year participants may contribute on a pre-tax or after-tax basis any whole percentage from 1% to 60% of eligible compensation, as defined in the Plan. Participants may also rollover account balances from other qualified defined benefit or defined contribution plans.
For participants other than those performing services in the New Mexico, Colorado or Wyoming regions, the Employer makes matching contributions equal to 100% of the first 6% of eligible compensation. For participants performing services in the Colorado or Wyoming regions, the Employer makes matching contributions equal to 50% of the first 6% of eligible compensation that a participant contributes to the Plan. For participants performing services in the New Mexico region, the Employer makes matching contributions equal to 100% of the first 4% of eligible compensation.
Participants direct the investment of employee and employer matching contributions into various investment options offered by the Plan. All contributions are subject to certain limitations as defined by the Plan and the IRS.
In the calendar year that a participant is age 50 or older and each year thereafter, certain participants are permitted to make catch-up contributions to the Plan. These participants are able to contribute amounts in excess of the maximum otherwise permitted by the Plan and the IRS, subject to certain limitations.
Peabody’s Board of Directors establishes desired minimum and maximum performance targets that require the Employer to pay a performance contribution between 0% and 4% of eligible compensation into the account of each active, eligible employee as of the end of the fiscal year, based upon Peabody’s financial performance. Employees performing services in the Colorado, New Mexico or Wyoming regions are not eligible for the performance contribution. If the minimum performance targets set for a fiscal year are not met, the Board of Directors may authorize the Employer to contribute a discretionary amount to the Plan. If the maximum performance targets set for a fiscal year are exceeded, the Board of Directors, at its discretion, may authorize the Employer to contribute additional incremental percentages of eligible compensation to the Plan.
At December 31, 2007, a $4.6 million receivable was recorded for a 3% performance contribution of eligible employees’ compensation related to the 2007 plan year. At December 31, 2006, a $10.2 million receivable was recorded for a 5% performance contribution of eligible employees’ compensation related to the 2006 plan year.

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
1. Description of the Plan (continued)
Vesting
Participants are vested immediately in their own contributions and the actual earnings thereon. Vesting of employer matching contributions occurs ratably based on years of continuous service (20% per year after one year of service with 100% vesting after five years) and automatically vests 100% upon death, normal retirement date or disability retirement date, as defined in the Plan. Employer performance contributions and discretionary contributions, if any, are immediately vested 100%. Employer matching contributions for certain participants that are employees of HMC Mining, LLC are immediately vested 100%.
Forfeited Accounts
Employer contributions are reduced by forfeitures of non-vested amounts. During the years ended December 31, 2007 and 2006, the plan received forfeiture credits, net of holding gains or losses, of $0.5 million and $0.3 million, respectively. As of December 31, 2007 and 2006, the balance of forfeiture credits available for future use was $1.2 million and $0.8 million, respectively.
Participant Loans
Participants may borrow up to 50% of their vested account balance (excluding employer matching and performance contributions) subject to minimum and maximum amounts of $1,000 and $50,000, respectively, with the maximum amount reduced by the highest principal amount outstanding in the last 12 months, if applicable. Loans are secured by the balance in the participant’s account and bear interest based on the prime interest rate as published in The Wall Street Journal on the first business day of the month in which the loan was made, plus an additional 1%. Principal and interest are paid ratably through payroll deductions. A maximum of two loans may be outstanding at any time.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Employer’s contributions and plan earnings. The benefit to which a participant is entitled is the vested balance of the participant’s account.

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
1. Description of the Plan (continued)
Payment of Benefits
Participants are eligible for distribution of their vested account balance upon termination of employment. Participants are eligible for distribution of their entire account balance upon death, disability, or termination of employment after normal retirement date. Participants may elect to receive their distribution as either a lump sum payment or as installments in certain circumstances, as defined in the Plan. Participants may also elect to transfer their account balance into an individual retirement account or another qualified Plan.
Participants who have attained the age of 59 1/2 have the right to receive a partial or full distribution of their vested account balance. Withdrawals in cases of hardship and other withdrawals of after-tax contributions are also permitted, as defined in the Plan.
Plan Termination
The Plan is voluntary on the part of the Employer. The Employer may terminate the Plan in whole or in part subject to the provisions of ERISA. Upon termination or complete discontinuance of all contributions to the Plan, participants’ accounts become fully vested. Currently, the Employer has no intention to terminate the Plan.
Administrative Expenses
All significant administrative expenses of the Plan, including recordkeeping and trustee fees, are paid by the Employer. Participants are required to pay their own loan fees.
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan are prepared using the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
2. Summary of Significant Accounting Policies (continued)
Valuation of Investments and Income Recognition
The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units in the common/collective trust are valued at net asset value at year-end. The Peabody Energy Stock Fund and the Patriot Coal Stock Fund are valued at their year-end unit closing price (comprised of year-end market price plus uninvested cash position, if any). Participant loans are valued at cost, which approximates market value.
As described in Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (Vanguard Retirement Savings Trust). As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of the Plan’s interest in the Vanguard Retirement Savings Trust is based on information reported by the issuer of the common collective trust at year-end. The contract value of the Vanguard Retirement Savings Trust represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Payment of Benefits
Benefit distributions are recorded when paid.

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
2. Summary of Significant Accounting Policies (continued)
New Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Plan Sponsor is currently evaluating the effect that the provisions of SFAS No. 157 will have on the Plan’s financial statements.
3. Related Party Transactions
The Plan invests in shares of mutual funds managed by an affiliate of its trustee, Vanguard Fiduciary Trust Company, a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Internal Revenue Code of 1986 (the Code), as amended. The Plan also invests in Peabody and Patriot stocks, through the Peabody Energy Stock Fund and the Patriot Coal Stock Fund, respectively, which are permitted parties-in-interest transactions.
4. Investments
The following table represents the appreciation (depreciation) in fair value, as determined by quoted market prices, of the Plan’s investments, including those purchased, sold or held during the year.

	Years Ended December 31,
	2007	2006
	(Dollars in thousands)
Mutual funds	$5,697	$21,149
Peabody Energy Stock Fund	24,815	(6,061)
Patriot Coal Stock Fund	1,502	—

	$32,014	$15,088

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
4. Investments (continued)
Investments representing 5% or more of the fair value of the Plan’s net assets were as follows:

	December 31,
	2007	2006
	(Dollars in thousands)
Mutual funds:
Vanguard 500 Index Fund	$70,476	$78,102
Vanguard PRIMECAP Fund	42,195	45,286
Vanguard International Growth Fund	26,213	24,069	*
Common/collective trust:
Vanguard Retirement Savings Trust	104,011	117,258
Peabody Energy Stock Fund	52,735	49,263

*	As of December 31, 2006, this investment did not represent 5% or more of the fair value of the Plan’s net assets
5. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2007	2006
	(Dollars in thousands)
Net assets available for benefits per the financial statements	$499,981	$513,876
Adjustment from contract value to fair value for fully benefit-responsive contracts	787	(1,128)

Net assets available for benefits per the Form 5500	$500,768	$512,748

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
6. Income Tax Status
The Plan received a determination letter from the IRS dated February 9, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust was exempt from taxation. Once qualified, the Plan was required to operate in conformity with the Code to maintain its qualification. The Plan was amended and restated subsequent to the IRS determination letter. The Plan’s administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan’s sponsor has indicated that it will take the necessary steps to maintain the Plan’s qualified status.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule
Peabody Investments Corp.
Employee Retirement Account
Employer ID #20-0480084
Plan #003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2007

	Description of
Identity of Issue	Investment Type	Current Value

Vanguard 500 Index Fund*	521,465 shares of mutual fund	$70,475,959
Vanguard PRIMECAP Fund*	585,637 shares of mutual fund	42,195,126
Vanguard International Growth Fund*	1,056,108 shares of mutual fund	26,212,613
Vanguard Explorer Fund*	230,629 shares of mutual fund	16,418,462
Vanguard Windsor II Fund*	420,903 shares of mutual fund	13,157,437
Vanguard Total Bond Market Index Fund*	1,287,654 shares of mutual fund	13,082,560
Vanguard Windsor Fund*	726,380 shares of mutual fund	11,411,435
T. Rowe Price Mid-Cap Growth Fund*	106,186 shares of mutual fund	6,123,766
Vanguard Extended Market Index Fund*	144,896 shares of mutual fund	5,779,908
Harbor Capital Appreciation Fund*	132,954 shares of mutual fund	4,960,497
Vanguard Total Stock Market Index Fund*	121,003 shares of mutual fund	4,278,658
Vanguard REIT Index Fund*	203,680 shares of mutual fund	4,165,265
Delaware International Value Equity Fund*	221,777 shares of mutual fund	3,417,576
Vanguard Developed Markets Index Fund*	211,284 shares of mutual fund	2,867,125
Vanguard Long-Term Bond Index Fund*	221,498 shares of mutual fund	2,580,452
Vanguard Small-Cap Index Fund*	77,361 shares of mutual fund	2,520,431
Vanguard High-Yield Corporate Fund*	350,679 shares of mutual fund	2,069,005
Ariel Fund*	43,507 shares of mutual fund	2,018,271
T. Rowe Price Small-Cap Stock Fund*	58,593 shares of mutual fund	1,780,630
Baron Asset Fund*	27,695 shares of mutual fund	1,766,137
Vanguard Long-Term Treasury Fund*	143,432 shares of mutual fund	1,649,467
Sound Shore Fund*	39,921 shares of mutual fund	1,424,373
Vanguard GNMA Fund*	109,281 shares of mutual fund	1,133,248
Lazard Small-Cap Portfolio*	96,835 shares of mutual fund	1,121,352
Vanguard Target Retirement Income Fund*	57,130 shares of mutual fund	635,857
Vanguard Target Retirement 2005 Fund*	121,548 shares of mutual fund	1,461,012
Vanguard Target Retirement 2010 Fund*	370,574 shares of mutual fund	8,545,427
Vanguard Target Retirement 2015 Fund*	1,165,823 shares of mutual fund	15,225,643

Supplemental Schedule
Peabody Investments Corp.
Employee Retirement Account
Employer ID #20-0480084
Plan #003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)
December 31, 2007

	Description of
Identity of Issue	Investment Type	Current Value

Vanguard Target Retirement 2020 Fund*	806,221 shares of mutual fund	18,921,996
Vanguard Target Retirement 2025 Fund*	871,482 shares of mutual fund	11,956,727
Vanguard Target Retirement 2030 Fund*	304,403 shares of mutual fund	7,263,060
Vanguard Target Retirement 2035 Fund*	261,989 shares of mutual fund	3,830,283
Vanguard Target Retirement 2040 Fund*	117,500 shares of mutual fund	2,792,984
Vanguard Target Retirement 2045 Fund*	134,061 shares of mutual fund	2,022,974
Vanguard Target Retirement 2050 Fund*	29,896 shares of mutual fund	713,311
Vanguard Retirement Savings Trust*	103,223,576 shares of common/ collective trust	104,010,576
Vanguard Emerging Markets Stock Index*	132,973 shares of mutual fund	4,404,067
Peabody Energy Stock Fund*	513,141 units of stock fund	52,735,457
Patriot Coal Stock Fund*	307,353 units of stock fund	3,420,841
Various participants*	Participant notes receivable, interest rates from 5% to 9.5%, maturities through December 25, 2017	15,596,055

		$496,146,023

*	Party-in-interest

SIGNATURE
Peabody Investments Corp. Employee Retirement Account. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Peabody Investments Corp.
Employee Retirement Account

Date: June 27, 2008	By:	/s/ SHARON D. FIEHLER

Sharon D. Fiehler
Peabody Energy Corporation
Executive Vice President and
Chief Administrative Officer

EXHIBIT INDEX
The exhibit below is numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
No.	Description of Exhibit

23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.